BRIGGS AND MORGAN
PROFESSIONAL ASSOCIATION
2200 IDS CENTER
MINNEAPOLIS, MN 55402
(612) 977-8400

June 15, 2011

Writer’s Direct Dial Number:	Writer’s E-Mail Address:
(612) 977-8417	banderson@briggs.com

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Granite City Food & Brewery Ltd.
Registration Statement on Form S-3 (registering 7,043,247 shares of common stock on behalf of selling shareholders)

Ladies and Gentlemen:

On behalf of Granite City Food & Brewery Ltd., a Minnesota corporation, we are providing an EDGAR transmission of the above-referenced registration statement pursuant to the Securities Act of 1933, as amended.  The company hereby certifies that it has wire-transferred the applicable filing fee to the SEC’s account at U.S. Bank.  If you have any questions concerning this filing, please contact the undersigned at (612) 977-8417 or Avron L. Gordon at (612) 977-8455.

Very truly yours,

BRIGGS AND MORGAN
Professional Association

By	/s/ Brett D. Anderson
Brett D. Anderson

Enclosure
cc:	Fouad Z. Bashour
Robert J. Doran
James G. Gilbertson
Russell E. Andrews
Avron L. Gordon, Esq.
Martin F. Doublesin, Esq.